SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         ☐            No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         ☐            No           ☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated June 30, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, June 30, 2020

To the Chairman of
Comisión Nacional de Valores
Dr. Adrián Cosentino

Re.: Report of class action in the case called “Centro de Orientación, Defensa y Educación del Consumidor (C.O.D.E.C.) v. Telecom Argentina S.A. re. Summary Proceeding”(Docket: 5550/2019)

Dear Sir,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Company has answered the complaint filed in the abovementioned case, before the Civil, Commercial and Labor Matters Lower Court No. 1 of La Paz, Entre Rios Province.

In the complaint, C.O.D.E.C. seeks, in summary, that Telecom Argentina be ordered to provide customer service to the consumers and users of basic telephony services in La Paz Department, Entre Rios Province, through the opening of a customer service center in such Department, and that a civil penalty be applied to the Company in accordance with the provisions of section 52 bis of Law 24.240.

The Company, with the assistance of its legal counsel, has submitted a motion for lack of competence, a motion for annulment and, subsidiarily, has answered the complaint, requesting its full rejection, and the adjudication of legal fees to the plaintiff.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 30, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations